14, bld du Général Leclerc
F 92572 Neuilly-sur-Seine Cedex

Téléphone : 01 41 43 10 40
Télécopie : 01 41 43 14 02

PROVIMI

02015080

United States Securities and Exchange Commission
Washington D.C. 20549
USA

Neuilly sur Seine, February 7, 2002

Your ref.: File No. 82-5212

Re: Disclosure Materials provided by Provimi pursuant to Application for exemption under Rule 12g3-2(b)

SUPPL

Ladies and Gentlemen:

Please find attached disclosure materials for Provimi. Provimi is providing these documents to you pursuant to its obligations under Rule 12g3-2(b)(1)(i).

Please do not hesitate to contact the undersigned should you have any questions regarding the enclosed materials.

Very truly yours,

Jean-Pierre LIGNON

PROCESSED
FEB 25 2002
THOMSON
FINANCIAL

14, BD DU GENERAL LECLERC
92572 NEUILLY-SUR-SEINE CEDEX
Veerlaan 17-23
AN ROTTERDAM

TÉLÉPHONE : + (33) 1 41 43 10 41

TELEPHONE : + (31) 10 423 95 00

File N° 82-5212

PROVIMI

PRESS RELEASE

PRELIMINARY 2001 FINANCIAL RESULTS:

Paris, Rotterdam, February 7, 2002 - The Board of Directors of Provimi s.a., (Premier marché, Euronext Paris SRD), one of the global leaders in the animal nutrition business, met on February 6, 2002 under the chairmanship of Wim Troost to review the initial figures of the unaudited consolidated accounts for 2001.

Key figures (in EUR millions)	**2001 Preliminary**	**2000***	**% change**
Sales	1500.6	1347.3	11.4%
Operating income	95.1	87.6	8.6%

As forecast in the nine month results publication, Quarter 4 was the strongest of the year in terms of operating income and had a margin of 7.3% for the period compared to 6.8% in the comparable period of 2000.Operating income grew by 3.3% in the first half and 13.5% in the second half of the year compared to the equivalent period of 2000.

For the year as a whole, margins declined slightly from 6.5% to 6.3% mainly due to the costs of foot and mouth which impacted the first half-year. Ongoing strong performances in the USA and Central and Eastern Europe were aided by recoveries in France and Ireland. All Provimi's product sectors showed revenue growth, adjusted for acquisitions and disposals.

- **Sales** rose for the year as a whole by 11.4%. Organic growth amounted to 8.8 % for the year with changes in the scope of consolidation adding 1.8% and a positive currency effect adding 0.7%.

- **Operating income** increased by 8.6% from the year before, with organic growth of 5.9% and changes in the scope of consolidation adding 1.4% and a positive currency effect of 1.3%.

- The final audited income statement and balance sheet for 2001 will be reviewed and approved at the Board Meeting of March 13, 2002.

Proforma comparatives
*One of the results of the demerger process from Eridania Beghin-Say was a requirement to compare actual numbers against pro forma figures, as if Provimi had been an independent entity since January 1, 2001. As such, major acquisitions that were made during 2000 have been treated in the proforma 2000 accounts as if they had occurred since the beginning of the year.

OUTLOOK FOR 2002 AND DIVIDEND

Provimi expects to continue its successful track record of results in 2002 working closely with its customers to expand its businesses. It will continue to invest in high growth markets such as in Asia and Central and Eastern Europe.Provimi will also continue its policy of diversification by species and to position itself at the high quality end of the market. It also expects the recovery to continue in its markets across Western Europe in 2002.

In addition, Provimi is taking steps to improve its margins, a key example being the announced restructuring of its business in the USA. The provision taken against Quarter 4 results should start to pay back in an important way in 2002. Provimi will continue to focus on working capital where it aims to improve cash flow.
It will continue to aim for its on going 10% growth in sales and operating profit.

At its March 13 meeting, the Board of Directors will set the amount of the dividend for the 2001 financial year to be recommended for approval at the Annual General Meeting. The decision will be based on both the final financial results for 2001 and the outlook for 2002.

The Provimi group is active worldwide in all types of animal nutrition and is a leader in all markets where they are present. Provimi has 77 production centres in 28 countries and exports to over 100. Provimi manufactures and supplies technical support to all species (including ruminants, poultry, swine, fish and pet food). It employs more than 6,600 people .

This press release can be downloaded from the Group's recently updated web site: http://WWW.Provimi.com

Forthcoming publications

Publication of 2001 sales in the BALO: Wednesday, February 13, 2002
Publication of final 2001 financial results: Thursday, March 14, 2002
Publication of first-quarter 2002 financial results: Monday, May 6, 2002

For further information, please contact:

Steven Maisel
Investor and Corporate Relations
Tel: + (33) 1 41 43 10 41
Mobile : + 32 (0) 477 235 312
E:mail smaisel@nl.provimi.com

Adrian Steed
Chief Financial Officer
Tel : + (33) 1 41 43 10 40
Mobile: + 32 (0) 475 82 73 21
asteed@nl.provimi.com

Or:
Citigate Dewe Rogerson in the UK,: + (44) 20 7282 2924
Citigate in The Netherlands, Floor van Maaren: + (31) 20 575 40 78

Provimi - Capital Social De 26,134,369 Euros - Siege Social 78 190 Trappes - 652 045 907 RCS Versailles

CONSOLIDATED TURNOVER DECEMBER 31, 2002
(in millions of euros)

		2001	2000 Proforma	Variation
France		**148,3**	**138,1**	**7,4%**
	First quarter	37,4	37,2	
	Second quarter	35,2	32,8	
	Third quarter	34,3	29,5	
	Fourth quarter	41,4	38,6	
Other countries of E.U.		**466,4**	**456,2**	**2,2%**
	First quarter	111,4	101,2	
	Second quarter	128,4	107,6	
	Third quarter	110,8	120,3	
	Fourth quarter	115,8	127,1	
Other european countries		**436,5**	**335,0**	**30,3%**
	First quarter	101,4	70,9	
	Second quarter	119,3	82,0	
	Third quarter	111,4	89,1	
	Fourth quarter	104,4	93,0	
United States		**260,1**	**245,9**	**5,8%**
	First quarter	64,3	51,6	
	Second quarter	64,5	66,5	
	Third quarter	65,2	55,3	
	Fourth quarter	66,1	72,5	
Rest of the world		**189,3**	**172,0**	**10,1%**
	First quarter	42,1	37,8	
	Second quarter	48,2	41,5	
	Third quarter	44,9	43,2	
	Fourth quarter	54,1	49,5	
PROVIMI GROUP		**1 500,6**	**1 347,3**	**11,4%**
	First quarter	358,6	298,7	
	Second quarter	395,6	330,4	
	Third quarter	364,6	337,3	
	Fourth quarter	381,8	380,9	
Cumulated amount in millions of francs		*9843,3*	*8837,7*	